SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Unaudited Condensed Consolidated Interim Financial Statements Net Serviços de Comunicação S.A. September 30, 2005 with Report of Independent Registered Public Accounting Firm

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

Contents

Page

Report of Independent Registered Public Accounting Firm	1

Condensed consolidated balance sheets – September 30, 2005 (Unaudited) and
December 31, 2004	2

Condensed consolidated statements of operations for the three and nine-month periods
ended September 30, 2005 and 2004 (Unaudited)	4

Condensed consolidated statements of changes in stockholders’ equity for the nine-month period ended September 30, 2005 and comprehensive income (loss) for
the nine-month periods ended September 30, 2005 and 2004 (Unaudited)	5

Condensed consolidated statements of cash flows for the nine-month periods ended
September 30, 2005 and 2004 (Unaudited)	6

Notes to condensed consolidated interim financial statements (Unaudited) –
September 30, 2005	7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Net Serviços de Comunicação S.A.

We have reviewed the condensed consolidated balance sheet of Net Serviços de Comunicação S.A. and subsidiaries as of September 30, 2005 and the related condensed consolidated statements of operations for the three-month and nine-month periods ended September 30, 2005 and 2004, the condensed consolidated statements of cash flows for the nine-month periods ended September 30, 2005 and 2004 and the condensed consolidated statements of changes in stockholders’ equity for the nine-month period ended September 30, 2005 and comprehensive income (loss) for the nine-month periods ended September 30, 2005 and 2004. These financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical review procedures, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Net Serviços de Comunicação S.A. and subsidiaries as of December 31, 2004, and the related consolidated statements of operations, cash flows and changes in stockholders’ equity for the year then ended (not presented herein) and in our report dated March 22, 2005, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2004, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Maria Helena Pettersson
Partner

São Paulo, Brazil
October 25, 2005, except for note 11.b, for which the date is November 8, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

     CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of United States dollars, except per share amounts)

	September 30,	December 31,
	2005	2004

	(Unaudited)
Assets
Current assets
Cash and cash equivalents	US$ 20,737	US$ 60,486
Restricted cash	114,565	-
Short-term investments	119,269	60,575
Trade accounts receivable, net of allowance for	78,497	55,634
doubtful accounts of $13,764 and $13,367 in 2005 and
2004, respectively
Deferred income taxes	38,093	33,647
Recoverable income taxes	17,995	9,844
Prepaid expenses	10,982	4,561
Other current assets	3,566	3,925

Total current assets	403,704	228,672

Non-current assets
Property and equipment, net	427,566	367,367
Goodwill on acquisition of consolidated subsidiaries, net	321,160	270,821
Deferred income taxes	78,707	65,891
Judicial deposits	49,201	31,469
Recoverable income taxes	8,695	9,675
Investments and advances to equity investees	2,734	1,973
Other non-current assets	12,328	12,132

Total non-current assets	900,391	759,328

Total assets	US$ 1,304,095	US$ 988,000

	September 30,	December 31,
	2005	2004

	(Unaudited)
Liabilities and stockholders’ equity
Current liabilities
Trade accounts payable	US$ 32,766	US$ 24,819
Accounts payable to programmers, principally
with related parties	47,590	50,582
Income taxes payable	12,029	6,644
Sales taxes	13,571	13,128
Payroll and related charges	13,379	15,789
Short-term debt	13,853	-
Current portion of long-term debt	117,829	235,146
Interest payable	6,942	25,519
Deferred revenue	47,169	32,759
Due to related companies	-	14,333
Accrued expenses and other liabilities	16,379	20,650

Total current liabilities	321,507	439,369

Non-current liabilities
Long-term debt, less current portion	327,135	330,554
Accounts payable to programmers, principally
with related parties	-	288
Due to related companies	502	420
Deferred sign-on, hook-up fee and programming benefit	24,762	26,029
Estimated liability for tax, labor and civil claims	281,936	185,860
Accrued expenses and other liabilities	1,349	1,829

Total non-current liabilities	635,684	544,980

Total liabilities	957,191	984,349

Stockholders’ equity
Preferred stock, no par value, shares authorized, issued and
outstanding (2005 – 2,282,108,305 and 2004 – 1,198,784,187)	1,640,849	1,493,279
Common stock, no par value, shares authorized, issued and
outstanding (2005 – 1,573,518,496 and 2004 – 828,371,343)	907,520	811,737
Additional paid-in capital	136,971	133,440
Accumulated deficit	(2,129,288)	(2,187,850)
Accumulated other comprehensive loss, net	(209,148)	(246,955)

Total stockholders’ equity	346,904	3,651

Total liabilities and stockholders’ equity	US$ 1,304,095	US$ 988,000

See notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(In thousands of United States dollars, except per share and share amounts)

	Three months ended September 30,		Nine months ended September 30,

	2005	2004	2005	2004

Revenue
Pay TV subscriptions	US$ 177,670	US$ 123,596	US$ 477,750	US$ 361,807
Broadband	23,680	8,966	57,493	22,723
Pay-per-view	8,332	5,699	20,503	13,935
Sign-on and hook-up fees	2,796	2,237	7,797	6,108
Other services	4,855	9,261	12,067	17,299

Total revenue	217,333	149,759	575,610	421,872
Taxes and other deductions from revenues	(42,198)	(29,884)	(107,340)	(79,576)

Net operating revenue	175,135	119,875	468,270	342,296

Programming and other operating costs of which US$ 140,486
(nine-months ended September 30, 2005) relates to programming
(US$ 112,785 in 2004), excluding depreciation and amortization	(88,186)	(66,570)	(231,692)	(181,027)
Selling, general and administrative expenses	(41,123)	(27,207)	(100,628)	(74,645)
Depreciation and amortization	(17,120)	(12,601)	(46,729)	(41,796)
Other	(568)	5,463	285	5,290

Total operating costs and expenses	(146,997)	(100,915)	(378,764)	(292,178)

Operating income	28,138	18,960	89,506	50,118

Other income (expenses)
Monetary indexation, net	377	(1,684)	(482)	(4,685)
Gain (loss) on exchange rate, net	1,786	26,865	25,252	3,170
Interest expense	(8,071)	(23,276)	(46,019)	(66,609)
Financial expense	(21,212)	(21,046)	(34,308)	(28,249)
Financial income	29,563	1,618	35,400	8,870
Other	1,010	305	882	630

Total other income (expenses)	3,453	(17,218)	(19,275)	(86,873)

Income (loss) from continuing operations before equity in results of
investee	31,591	1,742	70,231	(36,755)
Equity in results of investee	148	528	334	1,444

Income (loss) from continuing operations before income taxes	31,739	2,270	70,565	(35,311)
Income tax expense	(4,382)	(2,843)	(12,003)	(3,377)

Income (loss) from continuing operations	27,357	(573)	58,562	(38,688)
Loss from discontinued operation	-	(6,666)	-	(8,168)

Net income (loss)	27,357	US$ (7,239)	US$ 58,562	US$ (46,856)

Net income per common share, basic and diluted	US$ 0.01	US$ -	US$ 0.02	US$ -

Net loss per common share, basic and diluted	US$ -	US$ (0.01)	US$ -	US$ (0.04)

Net income per preferred share, basic and diluted	US$ 0.01	US$ -	US$ 0.02	US$ -

Weighted average number of common shares outstanding	1,573,518,496	1,058,075,860	1,419,901,750	1,058,075,860

Weighted average number of preferred shares outstanding	2,280,226,997	1,528,980,918	2,007,075,221	1,528,980,918

See notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(UNAUDITED)
(In thousands of United States dollars, except share amounts)

						Additional paid-in capital	Accumulated Deficit	Accumulated other comprehensive loss

	Number of shares issued		Capital stock

	Preferred	Common	Preferred	Common	Total				Total

Changes in stockholders equity for the nine month period ended September 30, 2005

At January 1, 2005	1,198,784,187	828,371,343	US$ 1,493,279	US$ 811,737	US$ 2,305,016	US$ 133,440	US$ (2,187,850)	US$ (246,955)	US$ 3,651
Issuance of shares for cash at March 21, 2005	179,916,380	550,746,086	23,075	70,640	93,715	-	-	-	93,715
Issuance of shares for cash at April 20, 2005	874,274,213	-	120,336	-	120,336	-	-	-	120,336
Issuance of shares for cash at May 10, 2005	25,684,250	9,445,127	3,647	1,341	4,988	3,531	-	-	8,519
Issuance of shares for cash in August and
September, 2005	3,449,275	-	512	-	512	-	-	-	512
Exchange of payable for common shares at
March 21, 2005	-	184,955,940	-	23,802	23,802	-	-	-	23,802
Change in cumulative translation
adjustment for the period	-	-	-	-	-	-	-	37,807	37,807
Net income for the period	-	-	-	-	-	-	58,562	-	58,562

At September 30, 2005	2,282,108,305	1,573,518,496	US$ 1,640,849	US$ 907,520	US$ 2,548,369	US$ 136,971	US$ (2,129,288)	US$ (209,148)	US$ 346,904

Comprehensive income (loss) for each of the		Nine-month periods ended September 30,
nine-month periods ended September 30, 2005 and 2004		2005		2004

Income (loss) for the period	US$	58,562	US$	(46,856)

Cumulative translation adjustments		37,807		(2,678)

Total comprehensive income (loss)	US$	96,369	US$	(49,534)

See notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(In thousands of United States dollars)

	Nine-month periods ended September 30,

	2005	2004

Operating activities
Net income (loss) for the period	US$ 58,562	US$ (46,856)
Adjustments to reconcile net income (loss)
to net cash provided by operating activities:
Deferred sign-on and hook-up fee revenues	358	680
Amortization of deferred sign-on and hook-up fee revenues	(7,924)	(4,711)
Equity in results of investee	(334)	(1,444)
Exchange rate, monetary indexation and interest expense, net	7,619	85,489
Depreciation and amortization	46,729	45,287
Deferred income taxes	1,894	(1,287)
Write off and disposal of assets, net	(141)	6,350
Estimated liability for tax, labor and civil claims	(5,580)	(8,342)
Non-cash compensation	-	112
Increase decrease in operating assets and liabilities
Trade accounts receivable	(10,875)	(6,029)
Income taxes recoverable	(3,047)	(9,077)
Restricted cash	(103,453)	-
Prepaid expenses and other assets	(12,515)	(12,525)
Accounts payable to suppliers and programmers	(4,082)	(16,580)
Income taxes payable	3,696	3,074
Payroll and related charges	(4,949)	1,994
Sales taxes, accrued expenses and other liabilities	(2,884)	12,324

Net cash (used in) provided by operating activities	(36,926)	48,459

Investing activities
(Purchase) withdrawal of short-term investments	(42,363)	3,320
Acquisition of property and equipment	(49,033)	(30,996)
Proceeds from sale of equipment	6,112	11,759

Net cash used in investing activities	(85,284)	(15,917)

Financing activities
Short-term debt
Issuances	75,633	-
Repayments	(84,859)	(179)

Long-term debt
Issuances	200,571	-
Repayments	(337,351)	-

Capital contributions in cash	223,082	-

Net cash provided by (used in) financing activities	77,076	(179)

Effect of exchange rate changes on cash and cash equivalents	5,385	3,928

Net increase (decrease) in cash and cash equivalents	(39,749)	36,291
Cash and cash equivalents at beginning of the period	60,486	48,784

Cash and cash equivalents at end of the period	US$ 20,737	US$ 85,075

Supplemental disclosure of cash flow information
Cash paid for income taxes	US$ 8,002	US$ 3,055
Cash paid for interest	US$ 60,739	US$ -

Non-cash transaction
Exchange of payable for common shares	US$ 23,802	US$ -

See notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL
STATEMENTS (UNAUDITED)
(In thousands of United States dollars, unless otherwise stated)

1. The Company and its Principal Operations

Net Serviços de Comunicação S.A., its subsidiaries and affiliate (the “Company”) provide cable television services under the “NET” brand name and high-speed Internet access under the “VIRTUA” brand name through several cable networks located in Brazil’s largest cities. The Company began to offer digital cable services to subscribers in Rio de Janeiro and São Paulo in November 2004. The digital cable services allow the Company to offer premium programming packages, additional channels and more value-added programming options and services, such as audio channels, near video-on demand and interactive services.

Management continues to focus on the increase in its subscriber base, the implementation of new more efficient sales channels, improvement in customer service and maintaining its levels of investment in line with its capacity to generate operational cash flows, by means of improved controls for the decision making process in a selective and disciplined manner.

As detailed in Note 8, the Company successfully completed a debt refinancing aimed to replace its outstanding restructured debt by a longer maturity new debt and eliminating foreign exchange exposure and certain obligations which could limit its growth.

2. Basis of Presentation of the Unaudited Condensed Consolidated Interim Financial Statements

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) for interim financial information, using the U.S dollar as a reporting currency. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. In the opinion of management, all adjustments consisting of a normal recurring nature, considered necessary for a fair presentation, have been included.

The results of the nine-month period ended September 30, 2005 are not necessarily indicative of the results that might be expected for the full year ending December 31, 2005.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL
STATEMENTS (UNAUDITED) (Continued)
(In thousands of United States dollars, unless otherwise stated)

2. Basis of Presentation of the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

The balance sheet at December 31, 2004 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by US GAAP for complete financial statements. The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and footnotes for the year ended December 31, 2004. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 20-F for the year ended December 31, 2004.

The Company concluded on August 30, 2004 the sale of Vicom Ltda. to Comsat Brasil Ltda., which is the assignee of Comsat International’s rights and obligations. Upon the closing of this transaction, the Company disposed its telecommunication services business. Accordingly, the September 30, 2004 results of operations reflect the telecommunication business as discontinued operations.

Certain prior year amounts have been reclassified to conform to the current year’s presentation. Those reclassifications did not impact the Company’s net loss or financial condition.

The exchange rate of the Brazilian Real (R$) to the U.S. dollar was (US$) R$2.2222: US$1.00 at September 30, 2005 and R$2.6544: US$1.00 at December 31, 2004. At October 25, 2005 the exchange rate was R$2.2618:US$ 1.00.

3. Significant Accounting Policies

The accounts of the Company are maintained in Brazilian Reais, which have been translated into U.S. dollars in accordance with the criteria established in Statement of Financial Accounting Standards (SFAS) 52 “Foreign Currency Translation”, using the Real as the functional currency.

The more significant accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those adopted in the preparation of the audited consolidated financial statements as of December 31, 2004.

Advertising and marketing costs expensed in the unaudited condensed consolidated interim statement of operations for the nine-month period ended September 30, 2005 and 2004 amounted to US$29,456 and US$20,555, respectively.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL
STATEMENTS (UNAUDITED) (Continued)
(In thousands of United States dollars, unless otherwise stated)

3. Significant Accounting Policies (Continued)

Earnings (loss) per share calculation

Preferred stock participates with a 10% premium over common stock in the distribution of earnings and has preference over common shares upon liquidation; thus, preferred stock is considered not to be a common stock equivalent in sharing loss. Per share calculations reflect the weighted average number of shares outstanding during the period, retroactive effect being given for all periods presented for share conversions, splits and reverse splits. Employee options to purchase shares of the Company, equal to approximately 3.5 million shares as of September 30, 2004, were fully exercised during the third quarter 2005; and were excluded from the calculation of diluted income (loss) per share, since they would be anti-dilutive.

The Company computed earnings per share in accordance with the provisions of Emerging Issues Task Force (EITF) 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128. The EITF consensus on Issue 4 thereto states that an entity would allocate losses to a nonconvertible participating security in periods of net loss if, based on the contractual losses of the security, the security had not only the right to participate in the earnings of the issuer, but also a contractual obligation to share losses of the issuing entity on a basis that was objectively determinable. The holder of a participating security would have a contractual obligation to shares losses if either (a) the holder is obligated to fund the losses of the issuer or (b) the contractual principal or mandatory redemption amount of the participating security is reduced as a result of losses incurred by the issuer.

The Company’s preferred shares do not have an obligation to share losses, due to their liquidation preference and based upon the above conditions. Accordingly, the weighted average number of shares used for purposes of computing earnings per share in periods of net loss would exclude the preferred shares.

In connection with the Company’s private offering described in Note 10, the Company offered all existing stockholders to purchase shares at a price of R$0.35 per share, which was below the fair value of those shares at the date of the offer. The offer to stockholders to purchase securities below fair value of the shares constitutes a rights issue, which is somewhat similar to a stock dividend, as stated by FASB No. 128. As the rights issue was offered to all existing stockholders, basic and diluted earnings per share amounts presented for comparative purposes have been restated to give recognition to the bonus element embedded in the offer in compliance with FASB No. 128.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL
STATEMENTS (UNAUDITED) (Continued)
(In thousands of United States dollars, unless otherwise stated)

3. Significant Accounting Policies (Continued)

Accounting for stock-based compensation

Pro forma information regarding the Company’s net income (loss) and net income (loss) per share is required by SFAS No. 123(R) and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123(R). All stock compensation expenses were recognized during the debt restructuring period up to December 31, 2004 and there is no pro forma effect for the nine-month period ended September 30, 2005.

4. Cash and Cash Equivalents, Restricted Cash and Short-term Investments

	September 30,	December 31,
	2005	2004

Cash	US$ 8,891	US$ 4,944
Financial Investments Funds	11,846	55,542

Cash and cash equivalents	US$ 20,737	US$ 60,486

Restricted cash	US$ 114,565	US$ -

Brazilian Interbank Deposit – “CDI”	US$ 119,269	US$ 60,575

Short-term investments	US$ 119,269	US$ 60,575

Restricted cash is primarily comprised of proceeds from the issuance of new debt, as detailed in Note 8, pledged to mandatory pre-payment of Net Serviços Senior Secured Notes in the amount of US$70,349 invested in Brazilian Interbank Deposit; and cash invested in Brazilian Treasury Bills in the amount of US$44,216, deposited as collateral for the payment of the Net Sul Senior Secured and Floating Rate Notes, as described in Note 8.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL
STATEMENTS (UNAUDITED) (Continued)
(In thousands of United States dollars, unless otherwise stated)

5. Goodwill on Acquisition of Consolidated Subsidiaries, Net

Goodwill and certain intangible assets with an indefinite useful life are accounted for under SFAS 142, which stipulates these assets are not to be amortized. Instead, SFAS 142 requires that goodwill be reviewed for impairment upon adoption of FAS 142 (January 1, 2002) and annually thereafter.

On December 31, 2004 and 2003, the annual dates on which the Company performed its impairment test, the Company concluded that no impairment was required.

Other than a gain on translation recorded through the cumulative translation adjustments there have been no other movements in goodwill accounts in the nine-month period ended September 30, 2005.

6. Property and Equipment, Net

Property and equipment consisted of:

		September 30,		December 31,
		2005		2004

		Accumulated	Net book	Net book
	Cost	depreciation	value	value

Cable network	1,108,694	(752,960)	355,734	302,290
Data processing equipment	110,060	(84,213)	25,847	26,638
Buildings and improvements	11,451	(8,887)	2,564	2,215
Fixtures, fittings and installations	12,722	(8,612)	4,110	3,888
Vehicles	2,419	(2,266)	153	70
Other	81,116	(69,867)	11,249	9,760

	1,326,462	(926,805)	399,657	344,861
Cable construction materials	26,604	-	26,604	21,414
Land	1,305	-	1,305	1,092

Total property and equipment, net	1,354,371	(926,805)	427,566	367,367

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL
STATEMENTS (UNAUDITED) (Continued)
(In thousands of United States dollars, unless otherwise stated)

7. Related Party Transactions

The Company engages in financial and commercial transactions with its subsidiaries and investee, with its stockholders and with companies related to its stockholders.

There have been no changes to the nature of the Company’s transactions with its related parties, as detailed in the audited consolidated financial statements and footnotes for the year ended December 31, 2004.

The amounts paid to Globosat for programming during the nine-month periods ended September 30, 2005 and 2004 were US$11,228 and US$11,677, respectively.

The amounts paid to Net Brasil S.A. related to broker’s commissions during the nine-month periods ended September 30, 2005 and 2004 were US$426 and US$1,398, respectively.

The amounts paid to Editora Globo S.A. related to programming guide during the nine-month periods ended September 30, 2005 and 2004 were US$4,091 and US$3,581, respectively.

Since 2003, the Company has renegotiated the terms of certain programming agreements. Prior to the renegotiations, such programming costs were largely denominated in U.S. dollars. According to the new terms of the executed programming agreements, those programming costs were renegotiated to be denominated into Brazilian Reais. In addition, the Company was granted a reduction of the outstanding programming liabilities of approximately US$14,554 which has been classified as deferred programming benefits to be amortized, as a reduction of the future programming costs, over the life of the new programming agreements, ranging from 36 to 60 months.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL
STATEMENTS (UNAUDITED) (Continued)
(In thousands of United States dollars, unless otherwise stated)

7. Related Party Transactions (Continued)

The amounts due to related companies as of September 30, 2005 and December 31, 2004 are as follows:

	September 30, 2005		December 31, 2004

	Current	Non-current	Current	Non-current
	liabilities	liabilities	liabilities	liabilities

Globo Comunicações e Participações S.A.	US$ -	US$ -	US$ 13,239	US$ -
Distel Holding S.A.	-	-	1,094	-
RBS Administração e Cobrança Ltda.	-	502	-	420

	US$ -	US$ 502	US$ 14,333	US$ 420

The amounts due to programmers for current service are comprised as follows:

	September 30, 2005		December 31, 2004

		Non-		Non-
	Current	current	Current	current

Related companies:
Net Brasil S.A.	US$ 39,692	US$ -	US$ 35,892	US$ 288
Globosat Programadora Ltda.	1,549	-	4,417	-
TV Globo Ltda.	231	-	771	-
USA Programadora Ltda.	139	-	464	-
Canal Rural Produções Ltda.	40	-	135	-
RBS Empresa de TVA Ltda.	19	-	60	-

	41,670	-	41,739	288

Third parties	5,920	-	8,843	-

	US$ 47,590	US$ -	US$ 50,582	US$ 288

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL
STATEMENTS (UNAUDITED) (Continued)
(In thousands of United States dollars, unless otherwise stated)

8. Debt

At September 30, 2005 the debt consisted of:

September 30,
2005

Derivative contracts	US$ 13,853

Total short-term debt	US$ 13,853

Senior Secured Debentures – SFAS 15	US$ 43,175
Restructured Senior Facilities - SFAS 15	83,430
Restructured Net Serviços Senior Secured Notes	70,154
Restructured Net Sul Notes	38,310
Non-convertible Debentures – 5th Public Issuance	209,895

444,964
Less current portion	(117,829)

Long-term debt	US$ 327,135

Restructured debt

On March 22, 2005, the Company’s debt restructuring was consummated, with creditors representing 98% of the total outstanding debt adhering to the Company’s proposal (100% as of September 30, 2005).

The debt restructuring terms included concessions by holders of the Company’s debt, who agreed to exchange their debt for new debt, with extended maturity dates, more favorable interest rate and lower currency exposure for the Company; and also included a waiver of the default penalties and additional interest due under the Company’s previous debt instruments. Accordingly, the debt restructuring is being accounted for as a troubled debt restructuring in accordance with SFAS 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings.”

Since the total aggregated future cash payments under the terms specified by the restructured debt instruments exceeded the total carrying amount of debt, interest expense was determined in accordance with SFAS 15, using an effective interest rate that equates the present value of the future cash payments specified by the new debt instruments with the carrying amount of the outstanding debt (at an average rate of 5.84%) . As a result, prospectively, the excess of the aggregated future cash payments over the carrying amount of debt will represent a reduction from the interest expense based on the terms of the restructured debt instruments.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL
STATEMENTS (UNAUDITED) (Continued)
(In thousands of United States dollars, unless otherwise stated)

8. Debt (Continued)

Restructured debt (Continued)

As discussed below, the Company issued new debt amounting to US$ 209,895, on September 14, 2005, the proceeds from which was used to make the following debt repayments:

i) On September 14, 2005, the Company repaid US$83,417 in respect to the senior facilities, evidenced by Real denominated bilateral credit facilities.

ii) On September 15, 2005, the Company performed the scheduled interest payment to the holders of the Senior Secured Debentures, the Net Serviços Senior Secured Notes, the Net Sul Senior Secured Floating Rate Notes and the Net Sul Senior Secured Notes in an amount equal to US$6,092.

iii) On September 21, 2005, the Company repaid US$80,406 in respect to the Senior Secured Debentures.

iv) On October 17, 2005, the Company fully repaid US$70,349 in respect to the Net Serviços Senior Secured Notes.

Debt refinancing

On September 14, 2005, the Company issued new debt comprised of non-convertible public debentures amounting to US$209,895, the proceeds of which shall be used to fully repay the restructured debt.

Such prepayment has been accomplished within a schedule designed by the Company, respecting the characteristics of each debt, and should be concluded in April 2006, when the Net Sul Senior Secured Fixed and Floating Rate Notes (collectively the Notes) will be liquidated. The carrying amount of these Notes as of September 30, 2005 is US$38,410. Considering that the Notes will remain outstanding until their effective liquidation, the Company has carried out a consent solicitation to the holders of these Notes aiming to eliminate some obligations from the Company, including the investment limitation of US$50,000 per year; and release the previous pledge from the Company to the holders of these Notes.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL
STATEMENTS (UNAUDITED) (Continued)
(In thousands of United States dollars, unless otherwise stated)

8. Debt (Continued)

Debt refinancing (Continued)

On September 26, 2005, in connection to the consent solicitation, 91.2% of the holders had accepted the Company’s proposition and had approved the addendum regarding the Notes. Holders who elected to participate in the consent would be paid to each an amount in cash equal to 1% of the principal amount. On October 17, 2005, Net Sul paid approximately US$350 to the holders of the Notes in connection to the consent fee. This amount will be charged to expense when paid.

In connection to the consent solicitation and according to the terms and conditions of the indenture, Net Sul deposited US$44,216 in an escrow account held by Net Sul in Brazil, recorded as restricted cash, which amount is sufficient to make the payment of principal plus accrued and all future interest that will accrue thereon until the vesting date (which is currently expected to occur on April 5, 2006). This account has been pledged in favor of holders of the Notes. The Notes will be prepaid in full, with interest, on the business day immediately following the vesting date.

The 5th Public Debentures bear interest at the CDI rate plus 1.5%, payable semi-annually in arrears on every February 15 and August 15. The CDI rate is a Brazilian interest reference rate published by the Brazilian Securities Custody and Settlement Center (Central de Custódia e Liquidação Financeira de Títulos) and is subject to change on a daily basis. The principal amount of those debentures will be repayable in four annual installments commencing in August 15, 2008, with the final installment of principal due in August 2011. Subject to an optional prepayment provision, the Company may prepay the debentures at any time, with a premium no greater than 0.60%, which premium shall decrease linearly to zero at its maturity.

The Reais senior secured debt (represented by the restructured debentures and bilateral instruments) held by creditors who did not directly or indirectly participate in the issuance of the 5th Public Debentures, has been accounted for according to FAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. In connection therewith, the Company considered such prepayment an extinguishment of a liability and recorded a gain on restructuring in the amount of US$23,607. Additionally, the Company recognized a gain in the amount of US$3,139, in respect to the Net Serviços Senior Secured Notes as the future cash payments were lower than the carrying amount of such notes as of September 30, 2005.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL
STATEMENTS (UNAUDITED) (Continued)
(In thousands of United States dollars, unless otherwise stated)

8. Debt (Continued)

Debt refinancing (Continued)

The Reais senior secured debt (represented by the restructured debentures and bilateral instruments) held by creditors who directly or indirectly participated in the issuance of the 5th Public Debentures (i.e. Banco ItaúBBA, Unibanco, Banco Bradesco and other restructured debenture holders), were accounted according to EITF 96-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments”. According to EITF 96-19, if it is determined that the original and new debt instruments are not substantially different (being such limit calculated as a difference in the present value of future cash flows greater than 10%), then a new effective interest rate is to be determined based on the carrying amount of the original debt instrument and the revised cash flows. The Company determined that the instruments are not substantially different, accordingly such debt will continue to be accounted according to SFAS 15, using revised estimates of future cash flows.

The principal maturities of the long-term debt as determined in accordance with the applicable accounting principles are as follows as of September 30, 2005:

2005	US$	66,546
2006		47,966
2007		9,680
2008		83,732
2009		81,636
2010		78,998
2011		76,406

	US$	444,964

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL
STATEMENTS (UNAUDITED) (Continued)
(In thousands of United States dollars, unless otherwise stated)

9. Stockholder’s Equity

Capital

Capital stock can be increased up to the limit of R$ 5,000,000.

Preferred stock is non-voting and participates with a 10% premium over common stock in the distribution of earnings; however, it is entitled to right of first refusal on liquidation in the event of dissolution of the Company. Stockholders are entitled by Brazilian law to a minimum dividend, payable in Brazilian reais, equivalent to 25% of local currency net income calculated in accordance with Brazilian Corporation Law. At September 30, 2005, the Company’s local currency financial statements presented a net loss of US$ 2,345. The Company has paid no dividends during the nine-month periods ended September 30, 2005 and 2004.

Capital increase

On March 18, 2005, the Company issued a Notice to Stockholders announcing the Company’s capital increase through a private offering with a price of US$ 0.13 per share (equivalent to R$ 0.35 at March 31, 2005). The total amount of shares issued, in connection with this offering, was 1,825,021,996 shares, comprised of 745,147,153 common and 1,079,874,843 preferred shares.

Stock option plan

In 2003, as approved by the Company’s Board of Directors, a group of the Company’s top executives directly involved with the debt renegotiation process was granted stock-options for approximately 3.5 million shares of the Company’s shares that fully vested upon the successful completion of the debt restructuring. The exercise price of the stock-options was the same price of US$0.16 per share (equivalent to R$ 0.35 at September 30, 2005) agreed with creditors in connection with the shares issued as part of the debt restructuring. The exercise period was determined to be two years as from May 10, 2005. During the third quarter 2005 the executives entitled to the benefit fully exercised their rights.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL
STATEMENTS (UNAUDITED) (Continued)
(In thousands of United States dollars, unless otherwise stated)

10. Contingencies

Taxes and contributions, determined and withheld by the Company, as well as their tax, and corporate records and tax returns, are subject to examination by tax authorities during different expiration periods, pursuant to applicable legislation. The Company is party to certain legal proceedings involving tax, labor, civil and other claims, arising in the ordinary course of business.

While it is impossible to determine with certainty the ultimate outcome of these matters, management has established reserves when it can reasonably estimate probable losses based on its analysis of the pending disputes and on the opinion of its legal counsel.

The estimated liabilities are summarized below:

		September 30,	December 31,
		2005	2004

Tax related matters	US$	260,125	US$ 167,939
Labor related claims		11,941	11,702
Civil related claims		9,870	6,219

Total	US$	281,936	US$ 185,860

In connection with certain proceedings, the Company was required to place deposits with the related judicial court. These judicial deposits will only be released upon a favorable final court decision. The aggregated amount of deposits made related thereto is US$49,201 (US$31,469 in December, 31 2004), which is available to offset payments required under ultimate unfavorable court decisions.

During the second and the third quarter 2005, the Company was required to place bank guarantees related to the contingent ICMS tax process that was already recorded as of September 30, 2005 in the total amount of US$18,700.

11. Subsequent Event

a) Stockholder’s corporate restructuring

As a result of certain corporate restructuring at the stockholder Telmex, on October 24, 2005, Embratel Participações S.A., onwed by Teléfonos del México S.A. de C.V., acquired and merged the total capital stock of Latam do Brasil Participações S.A Following this transaction, Embratel Participações S.A. holds a corporate stake corresponding to 37.1% of the capital stock of the Company.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL
STATEMENTS (UNAUDITED) (Continued)
(In thousands of United States dollars, unless otherwise stated)

11. Subsequent Event (Continued)

b) Capital increase

On November 8, 2005, the Company’s Board of Directors approved the issuance of 39,706,606 common shares and 57,630,258 preferred shares at a price corresponding to approximately US$ 0.40 per share.

These shares are issued as compensation for tax benefits previously contributed by Roma Participações Ltda., up to amount of the benefits that effectively realized by the Company in 2003 and 2004, totaling US$ 31,856. The contributed benefit was realized by means of cash savings on income tax obligations by certain operating subsidiaries, in 2004 were credit to additional paid-in capital. The additional capital paid is transferred to capital upon the issuance of the shares.

The non-controlling shareholders will have, during 30 days from the date of the shareholders’ notice, the right to purchase their pro rata share of these shares in order to prevent dilution. In case they do not accept the offer, shares will be issued only to the contributing shareholder Roma Participações Ltda. The contributed benefit of US$ 27,186 realized in 2004 and US$ 4,670 in 2003 by means of cash savings on income tax obligations by certain operating subsidiaries, in 2004 were credit to additional paid-in capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 09, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.